

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Mark A. Borer
President, Chief Executive Officer and Director
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

> **Re: DCP Midstream Partners, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-32678**

Dear Mr. Borer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time

Sincerely,

H. Christopher Owings
Assistant Director